U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549


                           FORM 12b-25


     NOTIFICATION OF LATE FILING       SEC File Number: 0-20979
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                                       CUSIP Number: 456314-10-3
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[X] Form 10-K  [ ] Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
[ ] Form 10-Q  [ ] Form 10-QSB   [ ] Form N-SAR


          For Period Ended:   December 31, 1998

          [ ]  Transition Report on Form 10-K
          [ ]  Transition Report on Form 20-F
          [ ]  Transition Report on Form 11-K
          [ ]  Transition Report on Form 10-Q
          [ ]  Transition Report on Form N-SAR

          For the Transition Period Ended:  Not Applicable


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Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.


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If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:  Not
Applicable


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
PART I--REGISTRANT INFORMATION
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Full name of Registrant:

     Industrial Services of America, Inc.

Former Name if Applicable:

     Alson Industries, Inc.; Alson Manufacturing Co., Inc.

Address of Principal Executive Office (Street and Number):

     7100 Grade Lane

City, State and Zip Code:

     Louisville, Kentucky  40213
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PART II--RULES 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate.)

 X   (a)  The reasons described in reasonable detail in Part III
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of this form could not be eliminated without unreasonable effort or expense;

 X   (b)  The subject annual report, semi-annual report,
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transition report on Form 10-K, Form 20-F, Form 11-K or Form
N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

N/A  (c)  The accountant's statement or other exhibit required by
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Rule 12b-25(c) has been attached if applicable.
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
PART III--NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K,
20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

See EXHIBIT A attached hereto and incorporated herein by reference.
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PART IV--OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification:

     John O. Tietjen           502             368-1661
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         (Name)            (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [ ] Yes   [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


              Industrial Services of America, Inc.
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          (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 29, 1999          By: /s/ Sean M. Garber
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                                  Sean M. Garber
                                  President and
                                   Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registration shall be filed with the form.
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                            ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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
                            EXHIBIT A

     Industrial Services of America, Inc. (the "Registrant") will be unable to file its annual report on Form 10-K for the year ending December 31, 1998 (the "10-K") by the prescribed due date without unreasonable effort or expense because of the appointment of a new Chief Financial Officer. Though the Registrant had attempted to hire a suitable and qualified Chief Financial Officer since November 1998, it was unable to hire such a Chief Financial Officer until March 1, 1999, when John O. Tietjen commenced employment with the Registrant. With the hiring of Mr. Tietjen, the Registrant will be able to prepare and file the 10-K on or before the fifteenth calendar day following the prescribed due date of March 31, 1999.